SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 28, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated April 22, 2005, announcing an agreement between Groupe Danone and The Coca-Cola Company on the distribution of retail bottled water products in the United States.

Paris, April 22, 2005

DANONE and The Coca-Cola Company reach agreement on the distribution of

DANONE retail bottled water products in the United States.

Groupe DANONE announced today that it and The Coca-Cola Company have agreed to amend their existing agreements regarding the distribution of retail bottled water products in North America.

•	The existing Distribution Agreement between Groupe DANONE and The Coca-Cola Company providing for the distribution of Evian products – the world leading mineral water brand in terms of sales revenues - in North America will be amended to, among other things, increase by approximately 20% the amount to be spent on advertising and promoting Evian products over the next five years.

•	The Coca-Cola Company will also buy for an undisclosed cash amount all of Groupe DANONE’s interest in CCDA, becoming the sole owner of CCDA’s business. CCDA was established in 2002 to produce and sell DANONE’s United States domestic retail bottled water products, including Dannon and Sparkletts branded products, which will continue to be sold by CCDA.

For more information:

Corporate Communications : 33 (0)1 44 35 20 75 – Investor Relations : 33 (0)1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris : Fax : 33 (0)1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: April 28, 2005	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer